FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 9, 2019 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the first quarter ended March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 9, 2019	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2019

ATHENS, GREECE, May 9, 2019 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today reported net income of $3.0 million and net income attributed to common stockholders of $1.5 million for the first quarter of 2019, including a $4.8 million impairment loss. This compares to a net loss of $3.1 million and net loss attributed to common stockholders of $4.5 million reported in the first quarter of 2018.
Time charter revenues were $60.3 million for the first quarter of 2019, compared to $48.4 million for the same period of 2018. The increase in time charter revenues was due to increased average time charter rates that the Company achieved for its vessels during the quarter and was partly offset by decreased revenues due to the sale of two vessels in December 2018.

	Fleet Employment Profile (As of May 08, 2019)
	Diana Shipping Inc.’s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	18 Panamax Bulk Carriers
1	DANAE	A	$10,000	5.00%	Phaethon International Company AG	22-Dec-17	7-Feb-19
			$8,100	5.00%		7-Feb-19	1-Apr-19	1
	2001 75,106
2	DIONE	A	$10,350	5.00%	Ausca Shipping Limited, Hong Kong	23-Jan-18	16-Apr-19	2,3
	2001 75,172
3	NIREFS	A	$10,750	3.75%	Hudson Shipping Lines Incorporated	11-Aug-18	11-Jul-19 - 11-Oct-19
	2001 75,311
4	OCEANIS	A	$10,350	5.00%	Ausca Shipping Limited, Hong Kong	16-Nov-18	1-Jan-20 - 31-Mar-20
	2001 75,211
5	THETIS	B	$10,650	3.75%	Hudson Shipping Lines Incorporated	16-Nov-18	16-Jan-20 - 16-Apr-20
	2004 73,583
6	PROTEFS	B	$11,000	3.75%	Hudson Shipping Lines Incorporated	19-Sep-18	4-Sep-19 - 19-Dec-19
	2004 73,630
7	CALIPSO	B	$12,200	5.00%	Glencore Agriculture B.V., Rotterdam	12-Mar-18	28-May-19 - 12-Sep-19	4
	2005 73,691
8	CLIO	B	$10,600	5.00%	Ausca Shipping Limited, Hong Kong	10-Nov-18	10-Sep-19 - 10-Dec-19
	2005 73,691
9	NAIAS	B	$10,000	5.00%	Phaethon International Company AG	26-Nov-17	26-Jan-19
			$10,000	5.00%		26-Jan-19	26-Dec-20 - 10-Apr-21
	2006 73,546
10	ARETHUSA	B	$12,600	5.00%	Glencore Agriculture B.V., Rotterdam	27-Apr-18	2-May-19
			$9,150	5.00%	Ausca Shipping Limited, Hong Kong	2-May-19	2-May-20 - 2-Aug-20
	2007 73,593
11	ERATO	C	$10,500	5.00%	Phaethon International Company AG	30-Dec-17	27-Mar-19
			$7,250	5.00%	Ausca Shipping Limited, Hong Kong	27-Mar-19	18-Apr-19	5,6
			$5,500	5.00%	Tongli Shipping Pte. Ltd.	18-Apr-19	12-May-19 - 17-May-19	7,8
	2004 74,444
12	CORONIS	C	$11,300	5.00%	CJ International Italy Societa Per Azioni	10-Oct-18	11-Aug-19 - 11-Nov-19
	2006 74,381
13	MELIA		$12,000	5.00%	United Bulk Carriers International S.A., Luxemburg	28-Apr-18	28-Sep-19 - 28-Dec-19
	2005 76,225
14	ARTEMIS		$12,600	5.00%	Ausca Shipping Limited, Hong Kong	17-Sep-18	17-Sep-19 17-Dec-19
	2006 76,942
15	LETO		$12,500	5.00%	Glencore Agriculture B.V., Rotterdam	10-Jan-18	16-May-19 - 25-Aug-19	8
	2010 81,297

16	SELINA	D	$12,250	5.00%	BG Shipping Co., Limited, Hong Kong	6-Feb-18	6-Jun-19 - 6-Sep-19
	2010 75,700
17	MAERA	D	$11,750	5.00%	ST Shipping and Transport Pte. Ltd., Singpore	4-Jul-18	10-Feb-19
			$7,000	5.00%	Glencore Agriculture B.V., Rotterdam	10-Feb-19	27-Mar-19
			$9,450	5.00%		27-Mar-19	10-Apr-20 - 10-Jul-20
	2013 75,403
18	ISMENE		$12,125	5.00%	Koch Shipping Pte. Ltd., Singapore	12-Dec-18	1-Jan-20 - 31-Mar-20
	2013 77,901
19	CRYSTALIA	E	$11,100	5.00%	Glencore Agriculture B.V., Rotterdam	3-Oct-17	28-Jan-19	9,10
			$10,500	5.00%		2-Mar-19	2-May-20 - 2-Aug-20
	2014 77,525
20	ATALANDI	E	$13,500	5.00%	Uniper Global Commodities SE, Düsseldorf	27-Apr-18	27-Jun-19 - 27-Sep-19
	2014 77,529
	5 Kamsarmax Bulk Carriers
21	MAIA	F	$13,300	5.00%	Glencore Agriculture B.V., Rotterdam	12-Nov-18	1-Jan-20 - 31-Mar-20
	2009 82,193
22	MYRSINI	F	$12,750	5.00%	Glencore Agriculture B.V., Rotterdam	22-Dec-18	22-Oct-19 - 22-Dec-19
	2010 82,117
23	MEDUSA	F	$14,000	4.75%	Cargill International S.A., Geneva	3-Sep-18	3-Oct-19 - 3-Dec-19
	2010 82,194
24	MYRTO	F	$14,000	4.75%	Cargill International S.A., Geneva	25-Apr-18	25-May-19 - 25-Jul-19
	2013 82,131
25	ASTARTE		$14,250	5.00%	Glencore Agriculture B.V., Rotterdam	16-Oct-18	16-Dec-19 - 16-Mar-20
	2013 81,513
	5 Post-Panamax Bulk Carriers
26	ALCMENE		$11,500	5.00%	BG Shipping Co., Limited, Hong Kong	21-Nov-18	21-Oct-19 - 21-Jan-20
	2010 93,193
27	AMPHITRITE	G	$11,150	4.75%	Cargill International S.A., Geneva	28-Sep-17	27-Jan-19
			$12,750	5.00%	Uniper Global Commodities SE, Düsseldorf	27-Jan-19	27-Mar-20 - 27-Jun-20	11,12
	2012 98,697
28	POLYMNIA	G	$16,000	4.75%	Cargill International S.A., Geneva	9-Jul-18	9-Sep-19 - 9-Dec-19
	2012 98,704
29	ELECTRA	H	$13,500	5.00%	Uniper Global Commodities SE, Düsseldorf	19-Oct-18	15-Sep-19 - 15-Dec-19
	2013 87,150
30	PHAIDRA	H	$12,700	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Jan-18	11-Apr-19
			$10,800	5.00%		11-Apr-19	27-May-20 - 26-Aug-20
	2013 87,146

	14 Capesize Bulk Carriers
31	NORFOLK		$13,250	5.00%	SwissMarine Services S.A., Geneva	1-Dec-17	1-Sep-19 - 1-Dec-19
	2002 164,218
32	ALIKI		$18,000	5.00%	SwissMarine Services S.A., Geneva	9-Apr-18	9-Dec-19 - 9-Feb-20
	2005 180,235
33	BALTIMORE		$18,050	5.00%	Koch Shipping Pte. Ltd., Singapore	6-Jun-18	22-May-19 - 21-Aug-19
	2005 177,243
34	SALT LAKE CITY		$16,250	4.75%	Cargill International S.A., Geneva	1-May-18	24-Mar-19	13
			$9,750	4.75%		24-Mar-19	24-Nov-20 - 24-Feb-21
	2005 171,810
35	SIDERIS GS	I	$15,350	5.00%	Berge Bulk Shipping Pte. Ltd., Singapore	15-Dec-18	15-Dec-19 - 30-Mar-20
	2006 174,186
36	SEMIRIO	I	$20,050	5.00%	Pacific Bulk Cape Company Limited, Hong Kong	1-Sep-18	1-Jul-19 - 16-Sep-19
	2007 174,261
37	BOSTON	I	$17,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	6-Dec-17	16-May-19 - 6-Jul-19	8
	2007 177,828
38	HOUSTON	I	$19,000	5.00%	SwissMarine Services S.A., Geneva	9-May-18	17-Feb-19
			$10,125	5.00%	Koch Shipping Pte. Ltd., Singapore	17-Feb-19	17-Apr-20 - 1-Aug-20
	2009 177,729
39	NEW YORK	I	$16,000	5.00%	DHL Project & Chartering Limited, Hong Kong	2-Feb-18	2-Jun-19 - 2-Sep-19
	2010 177,773
40	SEATTLE	J	$16,000	5.00%	SwissMarine Services S.A., Geneva	24-Dec-18	24-Apr-20 - 24-Jul-20
	2011 179,362
41	P. S. PALIOS	J	$17,350	5.00%	Koch Shipping Pte. Ltd., Singapore	24-May-18	9-Jun-19 - 24-Aug-19
	2013 179,134
42	G. P. ZAFIRAKIS	K	$17,000	5.00%	SwissMarine Services S.A., Geneva	31-Dec-18	31-May-20 - 31-Aug-20
	2014 179,492
43	SANTA BARBARA	K	$20,250	4.75%	Cargill International S.A., Geneva	24-Apr-18	9-Oct-19 - 9-Dec-19
	2015 179,426
44	NEW ORLEANS		$21,000	5.00%	SwissMarine Services S.A., Geneva	24-Mar-18	10-Apr-19
			$15,000	4.75%	Cargill International S.A., Geneva	10-Apr-19	26-Jul-20 - 25-Nov-20
	2015 180,960

	4 Newcastlemax Bulk Carriers
45	LOS ANGELES	L	$19,150	5.00%	SwissMarine Services S.A., Geneva	16-Apr-18	6-Mar-19
			$13,250	5.00%		6-Mar-19	6-Jun-20 - 6-Sep-20
	2012 206,104
46	PHILADELPHIA	L	$20,000	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Jun-18	3-Feb-20 - 18-May-20
	2012 206,040
47	SAN FRANCISCO	M	$24,000	5.00%	Koch Shipping Pte. Ltd., Singapore	14-May-18	5-Mar-19
			$16,000	5.00%		5-Mar-19	5-Oct-20 - 20-Jan-21
	2017 208,006
48	NEWPORT NEWS	M	BCI_2014 5TCs AVG + 24%	5.00%	SwissMarine Services S.A., Geneva	10-Jan-17	25-Feb-19
			$16,500	5.00%		25-Feb-19	25-Jun-20 - 25-Sep-20
	2017 208,021

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 ''Danae'' sold and delivered to her new Owners on April 1, 2019.
2 Vessel off hire for drydocking from December 17, 2018 to January 12, 2019.
3 ''Dione'' sold and delivered to her new Owners on April 18, 2019.
4 Vessel currently off hire.
5 Redelivery date based on an estimated time charter trip duration of about 22 days.
6 Vessel sold and expected to be delivered to her new Owners at the latest by June 10, 2019.
7 Charterers have the option to redeliver the vessel until June 2, 2019, for a charter rate of US$7,000, in case it exceeds the first twenty-nine (29) days.
8 Based on latest information.

9 Charterers have agreed to pay the average value between ''P2A_03 Skaw - Gibraltar trip to Taiwan - Japan'' and ''P3A_03 Japan - South Korea transpacific round voyage'', as published by the Baltic Exchange on January 18, 2019, for the excess period commencing from January 18, 2019.

10 Vessel on scheduled drydocking from January 30, 2019 to March 2, 2019.
11 The charter rate was US$5,000 per day for the first 5 days of the charter period.
12 Vessel currently off hire for unscheduled maintenance.
13 Charterers have agreed to pay Owners as daily hire, for the period from March 1, 2019 until the actual redelivery date and time, the current charterparty agreed hire rate.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended March 31,
	2019	2018

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$60,301	$48,365
Voyage expenses	2,774	2,077
Vessel operating expenses	22,358	22,930
Net income/(loss)	2,976	(3,052)
Net income/(loss) attributed to common stockholders	1,534	(4,494)
FLEET DATA
Average number of vessels	48.0	50.0
Number of vessels	48.0	50.0
Weighted average age of vessels	9.4	8.6
Ownership days	4,320	4,500
Available days	4,276	4,444
Operating days	4,263	4,435
Fleet utilization	99.7%	99.8%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$13,453	$10,416
Daily vessel operating expenses (2)	$5,175	$5,096

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, May 9, 2019.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13689902.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Three months ended March 31,
	2019	2018

REVENUES:
Time charter revenues	$60,301	$48,365
Voyage expenses	2,774	2,077
Vessel operating expenses	22,358	22,930
Depreciation and amortization of deferred charges	12,449	12,977
General and administrative expenses	7,535	6,989
Management fees to related party	512	600
Impairment loss	4,750	-
Other loss/(gain)	(60)	324
Operating income	$9,983	2,468

OTHER INCOME / (EXPENSES):
Interest and finance costs	(7,704)	(6,947)
Interest and other income	716	1,412
Gain/(loss) from equity method investment	(19)	15
Total other expenses, net	$(7,007)	(5,520)

Net income/(loss)	$2,976	$(3,052)
Dividends on series B preferred shares	(1,442)	(1,442)
Net income/(loss) attributed to common stockholders	1,534	(4,494)

Earnings/(loss) per common share, basic and diluted	$0.02	$(0.04)

Weighted average number of common shares, basic	100,654,177	103,124,133

Weighted average number of common shares, diluted	100,685,910	103,124,133

	Three months ended March 31,
	2019	2018

Net income/(loss)	$2,976	$(3,052)
Other comprehensive loss (Actuarial loss)	(9)	(7)
Comprehensive income/(loss)	$2,967	$(3,059)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2019	2018	*
ASSETS	(unaudited)

Cash and cash equivalents	$111,874	$126,825
Other current assets	28,225	15,147
Vessels, net of depreciation	961,596	991,403
Other fixed assets, net	22,359	22,425
Restricted cash	24,582	24,582
Investments in related parties	3,244	3,263
Other non-current assets	3,695	4,151
Total assets	$1,155,575	$1,187,796

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$506,246	$530,547
Other liabilities	28,314	29,565
Total stockholders' equity	621,015	627,684
Total liabilities and stockholders' equity	$1,155,575	$1,187,796

*The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended March 31,
	2019	2018

Net cash provided by operating activities	$18,122	$9,805
Net cash provided by investment activities	3,000	30,190
Net cash used in financing activities	$(36,073)	$(15,939)